Mail Stop 4561


								March 20, 2006


By U.S. Mail and facsimile to (312) 751-0769

Mark Goldwasser
Chairman, President and Chief Executive Officer
Olympic Cascade Financial Corporation
875 North Michigan Avenue, Suite 1560
Chicago, IL  60611

Re:	Olympic Cascade Financial Corporation
	Form 10-K for the Fiscal Year Ended September 30, 2005
	Form 10-Q for the Fiscal Quarter Ended December 31, 2005
	File No. 001-12629

Dear Mr. Goldwasser:

      We have reviewed your filings and have the following comments.
We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year Ended September 30, 2005:

Consolidated Statement of Financial Condition, page F-2

1. Please tell us and revise future filings to separately disclose the amounts attributable to significant components of Accounts Payable, Accrued Expenses and Other Liabilities, as required by Rule
5-02 of Regulation S-X. We note that this line item represents 51% of your total assets at September 30, 2005.
2. Please tell us and revise future filings to clarify what Subordinated Borrowings represent. Further explain how you determined this amount to not represent a liability, specifying the authoritative accounting literature you relied upon.

Consolidated Statements of Operations, page F-3

3. Please revise future filings to present your consolidated statements of operations in accordance with Rule 5-03 of Regulation
S-X. We note, for instance, that you present Gains on extinguishment of debt as a component of revenues as opposed to a component of non-operating income.

Note 3.a - Significant Agreements and Transactions-Clearing
Agreements, page F-13

4. In the third paragraph on page F-14 you state that during the year ended September 30, 2003, First Clearing Corporation loaned you $375,000 in the form of clearing fee rebate. We further note that First Clearing forgave payment of this loan in January 2004 and you recorded a gain on extinguishment of debt of $375,000 in the first quarter of fiscal 2004. Please address the following:
* Clarify whether the advanced $375,000 in fiscal 2003 represented a loan or a rebate and how you initially accounted for the transaction;
* In the event the advanced amount represents a rebate, tell us why this amount was not recognized as a reduction of your clearing fees expense; and
* In the event the advanced amount represents a loan, tell us how you considered the guidance in EITF 96-19 and paragraph 20 of APB 26 in accounting for the transaction.

5. In the fifth paragraph on page F-14 you state that in February
2004, you paid First Clearing $250,000 and recognized a gain on extinguishment of debt of $756,000. Please tell us how you considered the guidance in EITF 96-19 and paragraph 20 of APB 26 in accounting for the transaction.

Note 3.b - Significant Agreements and Transactions-Capital
Transactions, page F-15

6. We note in subnote (iii) that the terms of the $1 million promissory notes were modified in January 2004 and August 2005, along with modifications to noteholders` warrants. Please tell us how you considered the guidance in EITF 96-19 in accounting for these transactions.

7. We note in subnote (v) that you issued warrants in conjunction with debt in private placements in fiscal years 2004 and 2005. Please tell us:
* How you considered the guidance in paragraph 6 of SFAS No. 133 in determining if the warrants qualified as derivatives, and
* How you considered EITF 00-19 in accounting for the issuance of the warrants.

Note 5 - Other Receivables, page F-18

8. We note you wrote off $632,000 of other receivables during fiscal year 2005. Please tell us and revise future filings to clarify the circumstances of the write-off.

Note 11 - Secured Demand Note, page F-21

9. We note you entered into a secured demand note collateral agreement with a related party to borrow securities that can be used for collateral agreements. We further note that you present the secured demand note as an asset on the Consolidated Statement of Financial Condition with a balance of $1 million at September 30, 2005 and 2004. Please tell us how you accounted for the transaction and determined the demand note to be an asset.

Form 10-Q for the Fiscal Quarter Ended December 31, 2005

Note 10 - Subsequent Events, page 9

10. We note your issuance of convertible preferred stock (Series
B)
in January, 2006. Please tell us how you considered the guidance in
EITF 98-5 and paragraph 6 of SFAS No. 133 in assessing if the conversion feature qualified as a derivative.

11. We note your issuance of convertible promissory notes with warrants in January, 2006. Please tell us:
* How you considered the guidance in paragraph 6 of SFAS No. 133 in determining if the warrants qualified as derivatives, and
* How you considered EITF 00-19 in accounting for the issuance of the warrants.

* * * * *

       Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please file your response on EDGAR. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

	 We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filing;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

	You may contact Matthew Komar (Staff Accountant) at (202)
551-
3781 or me at (202) 551-3423 if you have questions regarding comments on the financial statements and related matters.


      Sincerely,



      Amit Pande
Assistant Chief Accountant

Mark Goldwasser
Olympic Cascade Financial Corporation
March 20, 2006
Page 1